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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Sanderson Farms, Inc.

(Name of Issuer)

Common Stock, $1.00 par value per share

(Title of Class of Securities)

800013

(Cusip Number)

Hugh V. Sanderson
225 N. 13th Avenue
Laurel, Mississippi 39440
(601) 649-4030

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 19, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 800013			Page 2 of 7 Pages

1.	Name of Reporting Person: Hugh V. Sanderson		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 194,070, shares of Common Stock, $1.00 par value per share (“Common Stock”)

		8.	Shared Voting Power: 2,796,500 shares of Common Stock

		9.	Sole Dispositive Power: 191,336 shares of Common Stock

		10.	Shared Dispositive Power: 2,796,500 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,990,570 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 23.2%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 800013	Page 3 of 7 Pages

SCHEDULE 13D

Preliminary Statement

This filing by Hugh V. Sanderson amends his Schedule 13D to report transactions in shares of Sanderson Farms, Inc. common stock as set forth in Item 5.

ITEM 1.	Security and Issuer

The class of equity securities to which this statement relates is the common stock, $1.00 par value per share (the “Common Stock”), of Sanderson Farms, Inc. a Mississippi corporation (the “Company”), whose principal executive offices are located at 225 N. 13th Avenue, Laurel, Mississippi 39440.

ITEM 2.	Identity and Background

(a) This statement is filed on behalf of Hugh V. Sanderson.

(b) Mr. Sanderson’s address is 225 N. 13th Avenue, Laurel, Mississippi 39440.

(c) Mr. Sanderson is the Manager of Customer Relations of the Company and a member of the Board of Directors of the Company, whose address is 225 N. 13th Avenue, Laurel, Mississippi 39440.

(d) During the last five years, Mr. Sanderson has not been convicted in a criminal proceeding (excluding any traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Sanderson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, order, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Sanderson is a United States citizen.

ITEM 3.	Source and Amount of Funds or Other Consideration

Not applicable.

ITEM 4.	Purpose of Transaction

On August 16, 2000, Mr. Sanderson was qualified as a co-executor of the estate of his father, Dewey R. Sanderson, Jr. (the “Estate”), in place of his mother who had previously served as executrix of the Estate, and therefore may be deemed to have acquired the beneficial ownership of the Common Stock owned of record by the Estate. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934 (the “Exchange Act”), Mr. Sanderson disclaims the beneficial ownership of those shares of Common Stock. Since the filing of Amendment No. 1 to this Schedule 13D on January 18, 2002, the Estate has sold shares of Common Stock on various dates at various prices, as listed in Item 5.

Mr. Sanderson does not have any plans or proposals that relate to or would result in any of the following actions, except as set forth below and in the last paragraph of this Item 4:

•	the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, other than the distribution of Common Stock of the Estate to the heirs and legatees of the decedent and other than sales of Common Stock from time to time to the extent required to pay obligations of the Estate, including the existing bank loan described in Item 6. The heirs and legatees are primarily the decedent’s four children who include Mr. Sanderson and Robert Buck Sanderson, the co-executors of the Estate.

CUSIP No. 800013	Page 4 of 7 Pages

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

•	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

•	any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

•	any material change in the present capitalization or dividend policy of the Company;

•	any other material change in the Company’s business or corporate structure;

•	changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

•	causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	causing a class of securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

•	any action similar to any of those enumerated above.

Mr. Sanderson is a director of the Company and, as such, participates in deliberations of the Board of Directors that could involve actions such as the foregoing from time to time; and, in keeping with his fiduciary duties as a co-executor of the Estate, makes proposals or recommendations to the Board of Directors that could involve actions such as the foregoing from time to time.

ITEM 5.	Interest in Securities of the Issuer

(a) Mr. Sanderson may be deemed to be the beneficial owner of 2,990,570 shares of Common Stock, representing approximately 23.2% of the shares of Common Stock believed to be outstanding.

(b) Of the 2,990,570 shares of Common Stock that may be deemed to be beneficially owned by Mr. Sanderson, he is the record owner of 189,586 shares and, as such, has the sole power to vote or to direct the vote and to dispose or to direct the disposition of these shares. The number of shares reported to be owned of record by Mr. Sanderson in Amendment No. 1 to this Schedule 13D was 244,086. The difference is the result of the gift of 2,000 shares by Mr. Sanderson on February 28, 2002, a gift of 3,500 shares on June 10, 2003, and a sale of 49,000 shares in an open market transaction at a price of $24.0214 per share on June 19, 2003.

Mr. Sanderson is the beneficial owner of 2,734 shares allocated to his account in the Company’s Employee Stock Ownership Plan (“ESOP”) and has the sole power to vote or to direct the vote of these shares. The trustees of the ESOP share the power to dispose or to direct the disposition of these 2,734 shares.

Mr. Sanderson may be deemed to be the beneficial owner of 2,796,500 shares as the co-executor of the Estate and, as such, shares with Robert Buck Sanderson, the other co-executor, the power to vote or to direct the vote and to dispose or to direct the disposition of these 2,796,500 shares. Pursuant to Rule 13d-4 under the Exchange Act, Mr. Sanderson disclaims the beneficial ownership of the 2,796,500 shares owned of record by the Estate. The amount reported in Amendment No. 1 to this Schedule 13D as owned by the Estate was 2,967,403. Since the filing of Amendment No. 1, the Estate has sold shares of Common Stock in open market transactions on the following days and at the following prices: June 15, 2002, 5,000 shares at $25.95 per share; June 17, 2002, 16,000 shares at $25.2966 per share; July 3, 2002, 52,000 shares at $25.504 per share; July 5, 2002, 15,000 shares at $25.21 per share; and June 19, 2003, 82,903 shares at $24.869 per share.

CUSIP No. 800013	Page 5 of 7 Pages

Of the 2,990,570 shares that may be deemed to be beneficially owned by Mr. Sanderson, 1,750 represent shares subject to options to purchase shares of Common Stock that Mr. Sanderson owns pursuant to the Company’s stock option plan, which options will be exercisable within the next 60 days. Since the filing of Amendment No. 1 to this Schedule 13D by Mr. Sanderson on January 18, 2002, options to purchase 500 shares at $13.00 per share vested on April 23, 2002 and options to purchase 750 shares at $7.46875 per share vested on each of April 24, 2002 and 2003. Mr. Sanderson exercised options to purchase 500 shares at $13.00 per share and 750 shares at $7.46875 per share on December 19, 2002, and was granted options to purchase 4,000 shares at $18.55 per share on July 25, 2002, of which 1,000 will vest on July 25, 2003.

The business address of Robert Buck Sanderson, who serves with Mr. Sanderson as co-executor of the Estate, is 225 N. 13th Avenue, Laurel, Mississippi 39440. He is the Corporate Live Production Assistant of the Company and a member of the Board of Directors of the Company, whose address is the same as Mr. Sanderson’s. During the last five years, Robert Buck Sanderson has not been (a) convicted in a criminal proceeding (excluding any traffic violations and similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, order, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Robert Buck Sanderson is a citizen of the United States.

(c) During the past sixty days, Mr. Sanderson has not effected any transactions involving the Common Stock of the Company, other than the gift by him of 3,500 shares on June 10, 2003, a sale in an open market transaction of 49,000 shares on June 19, 2003 at a price of $24.0214 per share, and a sale as co-executor of the Estate in an open market transaction of 82,903 shares on June 19, 2003 at a price of $24.869 per share.

(d) The Estate has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 2,967,403 shares owned of record by the Estate and reported herein as beneficially owned by Mr. Sanderson, and this interest relates to more than 5% of the class of Common Stock outstanding. Pursuant to Rule 13d-4 under the Exchange Act, Mr. Sanderson disclaims the beneficial ownership of these shares.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Pursuant to a Pledge Agreement dated as of September 2, 2000 (the “Pledge Agreement”) by and between Union Planters Bank, N.A. (the “Lender”) and the co-executors of Estate, not individually but solely in their capacities as co-executors, the Estate pledged 1,703,364 of its shares of Common Stock to secure its obligations under the Credit Agreement dated as of September 2, 2000 (the “Credit Agreement”) by and between the Lender and the co-executors, not individually but solely as co-executors. The Credit Agreement pertains to borrowings of $6,148,050, the proceeds of which were used primarily to pay estate taxes. Copies of the Credit Agreement and the Pledge Agreement are filed as exhibits to the Amendment No. 4 to Schedule 13D filed by the Estate of Dewey R. Sanderson, Jr. on July 11, 2003 and are incorporated herein by reference.

On January 3, 2002, the co-executors of the Estate entered into a stock purchase agreement, which is incorporated by reference herein (see Item 7, below), with the Company pursuant to which the Company acquired 301,079 shares of Common Stock from the Estate pursuant to the Company’s stock repurchase program, at a price of $20.42 per share.

Description of the contents of any document referred to in this Schedule 13D and filed as an exhibit hereto or incorporated by reference herein is necessarily not complete and, in each instance, reference is made to the document itself which is filed as an exhibit herewith or incorporated by reference herein.

CUSIP No. 800013	Page 6 of 7 Pages

ITEM 7.	Material to be Filed as Exhibits

EXHIBIT	DESCRIPTION

EXHIBIT 1	Credit Agreement dated as of September 2, 2000 among Robert Buck Sanderson and Hugh V. Sanderson, not individually but solely as co-executors of the Estate of Dewey R. Sanderson, Jr., deceased, and Union Planters Bank, N.A. incorporated by reference to Exhibit 1 to Amendment No. 4 to Schedule 13D filed by the Estate of Dewey R. Sanderson, Jr. on July 11, 2003 with respect to Sanderson Farms, Inc.).

EXHIBIT 2	Pledge Agreement dated as of September 2, 2000 by and between Robert Buck Sanderson and Hugh V. Sanderson, not individually but solely as co-executors of the Estate of Dewey R. Sanderson, Jr., deceased, and Union Planters Bank, N.A. incorporated by reference to Exhibit 2 to Amendment No. 4 to Schedule 13D filed by the Estate of Dewey R. Sanderson, Jr. on July 11, 2003 with respect to Sanderson Farms, Inc.).

EXHIBIT 3	Stock Purchase Agreement dated January 3, 2002 between the Estate and Sanderson Farms, Inc., pursuant to which the Estate sold to Sanderson Farms, Inc. 301,079 shares of Common Stock at a price of $20.42 per share, which was the closing price of the stock on NASDAQ on January 2, 2002 (incorporated by reference to Exhibit 3 to Amendment No. 3 to Schedule 13D filed by the Estate of Dewey R. Sanderson, Jr. on January 18, 2002 with respect to Sanderson Farms, Inc.).

CUSIP No. 800013	Page 7 of 7 Pages

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Hugh V. Sanderson Hugh V. Sanderson

Dated: July 11, 2003